As filed with the Securities and Exchange Commission on January 30, 2004
                        Registration Statement No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ---------------------------------------

                                    FORM S-2

                    ---------------------------------------
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    ---------------------------------------
                                  NESTOR, INC.
             (Exact name of registrant as specified in its charter)

                    ---------------------------------------
              Delaware                                 13-3163744
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
   incorporation or organization)

                         400 Massasoit Avenue, Suite 200
                    East Providence, Rhode Island 02914-2020
                                 (401) 434-5522
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    ---------------------------------------
                               William B. Danzell
                             Chief Executive Officer
                                  Nestor, Inc.
                         400 Massasoit Avenue, Suite 200
                    East Providence, Rhode Island 02914-2020
                                 (401) 434-5522
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                    ---------------------------------------
                                   Copies to:
                           Benjamin M. Alexander, Esq.
                            Partridge Snow & Hahn LLP
                              180 South Main Street
                         Providence, Rhode Island 02903
                            Telephone: (401) 861-8292
                            Telecopy: (401) 861-8210

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------- -------------- -------------- ------------------ --------------
                                                                    Proposed
                                                      Amount         Maximum         Proposed
                                                   -------------    Offering          Maximum         Amount of
                                                       to be          Price          Aggregate      Registration
        Title of Shares to be Registered            Registered    Per Share(1)   Offering Price(1)     Fee(2)
-------------------------------------------------- -------------- -------------- ------------------ --------------
-------------------------------------------------- -------------- -------------- ------------------ --------------
Common Stock, $.01 par value per share........       2,843,000       $3.225          $9,168,675        $1,161.68
-------------------------------------------------- -------------- -------------- ------------------ --------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on January 29, 2004.

(3) Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange
Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  Subject to completion, dated January 30, 2004

PROSPECTUS

                                  NESTOR, INC.

                        2,843,000 SHARES OF COMMON STOCK


                 ---------------------------------------------


This prospectus relates to resale by the selling stockholders of up to 2,843,000 shares of our common stock that we previously issued in a private placement.

Our common stock is traded on the OTC Bulletin Board under the symbol "NESO." The last reported sale price for our common stock on the OTC Bulletin Board on January 29, 2004 was $3.20 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 22. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.



                 ---------------------------------------------



Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7 for a discussion of the risks associated with our business.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



            The date of this prospectus is _____________ __, ______.

                                TABLE OF CONTENTS

                                                                    Page

        PROSPECTUS SUMMARY...........................................3

        THE OFFERING.................................................3

        RECENT DEVELOPMENTS..........................................4

        RISK FACTORS.................................................4

        SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION...........14

        USE OF PROCEEDS..............................................14

        SELLING STOCKHOLDERS.........................................15

        DESCRIPTION OF CAPITAL STOCK.................................19

        PLAN OF DISTRIBUTION.........................................22

        LEGAL MATTERS................................................23

        EXPERTS......................................................23

        WHERE YOU CAN FIND MORE INFORMATION..........................23

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............24


     Nestor, Inc.'s executive offices are located at 400 Massasoit Avenue, Suite 200, East Providence, Rhode Island 02914-2020, our telephone number is (401) 434-5522 and our Internet address is http://www.nestor.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Nestor," "we," "us," and "our" refer to Nestor, Inc. and its subsidiaries and references to "NTS" refer to our subsidiary Nestor Traffic Systems, Inc. and its subsidiary.

     Nestor, Nestor Traffic Systems, and CrossingGuard are registered trademarks of ours.

     This prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY


     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                  Nestor, Inc.

     Nestor, Inc., through its wholly owned subsidiary, Nestor Traffic Systems, Inc., provides innovative, video-based solutions and services for traffic safety. Its products incorporate Nestor's patented image processing technology into intelligent, real-time solutions that promote traffic efficiency and intersection safety.

     Nestor's traffic enforcement products use high speed image processing and target-tracking technology applied to real-time video scenes. The products use software and video cameras to detect a range of traffic-related elements at highways, intersections, and grade crossings.

     CrossingGuard(R) is an automated, video-based monitoring system that predicts and records the occurrence of a red light violation. The software, through a video camera, tracks vehicles approaching an intersection. Based on the vehicle's speed, acceleration, and distance from the intersection, the system predicts whether a red light violation will occur. If a violation is expected to occur, the system can send a signal to the traffic controller to request a brief extension of the red phase for cross traffic. This helps prevent a collision between the violator and vehicles in the cross traffic accelerating on a green signal. The system simultaneously records the violation sequence, including a close-up of the vehicle and license plate, and transmits video evidence electronically to the police department, which reviews the violation and issues a citation. Citation mailing and other back-office services are provided by Nestor.

Corporate Information

Our executive offices are located at 400 Massasoit Avenue, Suite 200, East Providence, Rhode Island 02914-2020, our telephone number is (401) 434-5522 and our Internet address is http://www.nestor.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.



                                  THE OFFERING

Common Stock offered by selling
stockholders........................   2,843,000 shares

Use of proceeds.....................   Nestor will not receive any proceeds
                                       from the sale of shares in this offering.


OTC Bulletin Board symbol...........   NESO

                               RECENT DEVELOPMENTS

Board Action

     On September 23, 2003, our Board of Directors took the following actions at a meeting of the Board:

     o Amended our by-laws to state that the number of directors of the company would be set by resolution of the Board of Directors, but not more than seven nor less than three.

     o    Adopted a resolution setting the number of directors at seven.

     o Elected Dr. Albert H. Cox, Jr., Terry Fields, and Susan A. Keller to fill the three vacancies on the Board of Directors, each election to take effect on the acceptance of the candidate.

     On October 22, 2003, Stephen H. Marbut resigned from our Board of Directors and our Board of Directors elected George L. Ball as his replacement at a meeting of the Board held that day.

New Directors

     George L. Ball. Mr. Ball, 65, has served as Chairman of the Board of Sanders Morris Harris Group Inc. since 2002. Mr. Ball was appointed to Sanders Morris's board of directors in 2000. Before his appointment to the Sanders Morris Board, he served as Chairman of the Board and a director of Sanders Morris Mundy Inc. Mr. Ball also serves as Chairman of the Board and a director of Sanders Morris Harris Inc. and as a director of Pinnacle Management & Trust Company, SMH Capital Advisors, Inc. and Kissinger Financial Services, Inc. ("Kissinger").

     Dr. Albert H. Cox, Jr. Dr. Cox, 71, has been a private investor for the last five years. Dr Cox was the founder and President of Merrill Lynch Economics. He also served as an economic advisor to President Richard Nixon.

     Terry Fields. Mr. Fields, 56, has been the Chief Financial Officer of Community Loans of America, Inc. since 1995. He previously served as Chief Financial Officer and interim Chief Executive Officer of Seibels Bruce Group.

     Susan A. Keller. Ms. Keller, 42, a Partner at Edwards & Angell, LLP, has been practicing law since 1986, with an emphasis on mergers and acquisitions, private equity financing, senior and subordinated debt transactions and general corporate work.

Private Placement

     We sold 2,843,000 shares of our common stock to accredited investors in private placements conducted during the weeks of December 29, 2003, January 5, 2004 and January 26, 2004. The shares were sold at $3.00 per share, with net proceeds to us, excluding expenses of the offering, of $2.76 per share. Those shares are the shares offered by this prospectus. We have continuing obligations in connection with the registration of the resale of the shares offered by this prospectus, including causing the registration statement filed to remain continuously effective for two years or, if earlier, until the sale of shares covered by the registration statement is complete and indemnifying the holders from liabilities it may incur resulting from any untrue statement or omission of a material fact in the registration statement and related documents and from other liabilities related to the registration.

Silver Star Note

     On October 15, 2003, we sold a $2,000,000 principal amount convertible note to Silver Star Partners I, LLC. The note was due on January 15, 2004 and bore interest at the rate of 7% per year. We satisfied our all of our obligations under that note on December 31, 2003 by issuing to Silver Star 676,384 shares of our common stock, at a conversion price of $3.00 per share.

     Silver Star owns 53.3% of our outstanding shares of common stock. Silver Star has the right to require us to register with the SEC Silver Star's resale of all of our common stock that it owns, including the shares issued in satisfaction of our obligations under the note as soon as practicable after Silver Star requests that registration. We must pay all expenses associated with that registration. We have other obligations in connection with that registration, including causing the registration statement filed to remain continuously effective until the distribution of shares covered by the registration statement is complete and indemnifying Silver Star from liabilities it may incur resulting from any untrue statement or omission of a material fact in the registration statement and related documents and from other liabilities related to the registration.

     William B. Danzell is the Chief Executive Officer of Nestor, Inc. and the Managing Director of Silver Star Partners I, LLC. Robert M. Krasne, David N. Jordan and George L. Ball, each a director of Nestor, are each also affiliates of Silver Star Partners I, LLC. Stephen H. Marbut, a former director of Nestor, is also an affiliate of Nestor. The sale of the note by Nestor to Silver Star Partners I, LLC and the satisfaction of our obligations under it by issuing common stock were approved by the directors of Nestor not affiliated with Silver Star Partners I, LLC.

Redemption and Conversion of  First Laurus Note

     On January 14, 2004, we satisfied all of our payment obligations to Laurus Master Fund, Ltd. under a convertible note with an original principal amount of $2,000,000 that we sold to Laurus on July 31, 2003 by issuing 492,904 shares of our common stock to Laurus at the conversion price fixed in the note of $1.55 per share and redeeming the remaining $1,150,750 note balance by a payment of $1,340,971.83, which included accrued interest and a prepayment penalty. We filed a Registration Statement on Form S-2 on September 2, 2003 (SEC File No. 333-108432), registering the resale of shares issued to Laurus under that note, pursuant to a registration rights agreement. That registration became effective on November 26, 2003. We filed a post-effective amendment to that registration statement on January 30, 2004. Laurus has agreed to limit the volume of its sales of our common stock to a percentage of the total daily volume of open market sales of our common stock on its principal trading market whenever the previous trading day's volume weighted average price for shares of our common stock is between $2.00 and $5.00 per share (inclusive) until January 14, 2008. The percentage to which Laurus will limit its sales varies with the previous day's volume weighted average price. If the relevant price is $2.00 or more and less than $3.00, the limit is 15% of the daily volume on the day of the sale; if the relevant price is $3.00 or more and less than $4.00, 22% of the daily volume on the day of the sale; and if the relevant price is $4.00 or more and not greater than $5.00, 30% of the daily volume on the day of the sale. Laurus may seek, and we may give, our approval to exceed those volume limitations in negotiated transactions.

Sale of Second Laurus Note

     On January 14, 2004, we also entered into a securities purchase agreement with Laurus. Pursuant to that agreement, we issued to Laurus a new convertible note in the principal amount of $1,500,000 that bears interest at the prime rate plus 1.25% (subject to a floor of 5.25% per year) and matures on January 14, 2006. The net proceeds from the new note will be used for the construction, installation, and maintenance of our traffic surveillance systems and for other general corporate purposes. The new note may be repaid at our option, in cash or, subject to limitations, through the issuance of shares of our common stock. We have an option to pay the monthly amortized amount in shares of our common stock at the fixed conversion price of $3.50 per share if the shares are registered with the Securities and Exchange Commission for public resale and the then current market price is 120% above the fixed conversion price. We agreed to file a registration statement with the Commission to register the public resale by Laurus of the common stock to be issued upon conversion of the note and to pay Laurus damages if that registration statement is not declared effective by the Commission by July 30, 2004. The note includes a right of conversion in favor of Laurus. If Laurus exercises its conversion right at any time or from time to time at or prior to maturity, the new note will be convertible into shares of our common stock at the fixed conversion price, subject to adjustments for stock splits, combinations, and dividends. In conjunction with this transaction, Sage Investments, Inc. is entitled to a fee of $60,000 and an affiliate of Laurus received a management fee of $45,000 and reimbursement of certain expenses.

Early Payment of Lease Obligation

     On January 26, 2004, we satisfied all of our remaining obligations under a Master Lease Purchase Agreement with Electronic Data Systems Corporation early by making a payment of $2,178,764. The lease financing carried interest at a 12% annual rate, and had a remaining term of over four years. The transaction will result in the Company recording of a gain on early extinguishment of debt of $680,737 in the first quarter of 2004.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

Nestor Has A History Of Losses And Will Incur Losses In The Future

     We have a history of net losses. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, our net losses have been approximately $12,634,000, $1,565,000, $2,995,000, $837,000 and $5,263,000, respectively. For the three-month and nine-month periods ended September 30, 2003, our net losses were approximately $1,075,000 and $3,298,000, respectively. We expect to incur continuing losses for the foreseeable future due to significant engineering, product delivery, marketing and general and administrative expenses, which losses could be substantial. As a result, we will need to generate significantly higher revenue to achieve profitability, which we may be unable to do. Even if we do achieve profitability, we may not be able to sustain or increase our profitability in the future.

Nestor May Need Additional Financing, Which May Be Difficult To Obtain And May Restrict Our Operations And Dilute Your Ownership Interest

     We may need to raise additional funds in the future to fund our operations, deliver our products, to expand or enhance our products and services or to respond to competitive pressures or perceived opportunities. We cannot make any assurance that additional financing will be available on acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, our business and financial results may suffer.

     If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result and the terms of the financing may adversely affect the holdings or the rights of such stockholders. In addition, the terms and conditions of debt financing may result in restrictions on our operations. We could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

Fluctuations In Our Results Of Operations Make It Difficult To Predict Our Future Performance And May Result In Volatility In The Market Price Of Our Common Stock

     Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future. Most of our expenses are fixed in the short-term, and we may not be able to reduce spending quickly if our revenue is lower than expected. In addition, our ability to forecast revenue is limited. As a result, our operating results are volatile and difficult to predict and you should not rely on the results of one quarter as an indication of future performance. Factors that may cause our operating results to fluctuate include the risks discussed in this section as well as:

     o    costs related to customization of our products and services;

     o the planned expansion of our operations, including opening new offices, and the amount and timing of expenditures related to this expansion;

     o announcements or introductions of new products and services by our competitors;

     o    software defects and other product quality problems;

     o the discretionary nature of our clients' purchasing and budgetary cycles;

     o the varying size, timing, and contractual terms of orders for our products and services; and

     o    the mix of revenue from our products and services.

     It is likely that in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock could fall significantly.

If We Lose Our Key Personnel Or Are Unable To Attract And Retain Additional Personnel, Our Operations Would Be Disrupted And Our Business Would Be Harmed

     We believe that the hiring and retaining of qualified individuals at all levels in our organization will be essential to our ability to sustain and manage growth successfully. Competition for highly qualified technical personnel is intense and we may not be successful in attracting and retaining the necessary personnel, which may limit the rate at which we can develop products and generate sales. We will be particularly dependent on the efforts and abilities of our senior management personnel. The departure of any of our senior management members or other key personnel could harm our business.

Our Sales Cycles Vary Significantly Which Makes It Difficult To Plan Our Expenses And Forecast Our Results

     Our sales cycles typically range from six to twelve months or more. It is therefore difficult to predict the quarter in which a particular sale will occur and to plan our expenses accordingly. The period between our initial contact with potential clients and their licensing of our products and services varies due to several factors, including:

     o    the complex nature of our products and services;

     o    our clients' budget cycles;

     o    approval processes at municipalities and other government entities;

     o    our clients' internal evaluation and approval requirements; and

     o our clients' delays of licensing due to announcements or planned introductions of new products or services by our competitors.

     Any delay or failure to complete sales in a particular quarter could reduce our revenue in that quarter, as well as subsequent quarters over which revenue or the license would likely be recognized. If our sales cycles unexpectedly lengthen in general or for one or more large clients, it would delay our receipt of the related revenue. If we were to experience a delay of several weeks or longer on a large client, it could harm our ability to meet our forecasts for a given quarter.

Our New Products Might Not Achieve Market Acceptance

     The market for our products is still emerging. The rate at which businesses and government entities have adopted our products has varied significantly by market and by product within each market, and we expect to continue to experience variations in the degree to which our products are accepted. Our ability to grow will depend on the extent to which our potential customers accept our products. This acceptance may be limited by:

     o the failure of prospective customers to conclude that adaptive, pattern-recognition or video-based solutions are valuable and should be acquired and used;

     o the reluctance of our prospective customers to replace their existing solutions with our products;

     o    marketing efforts of our competitors; and

     o the emergence of new technologies that could cause our products to be less competitive or obsolete.

     Because the market for our products is still in a relatively early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, in developing products that could address those needs and in establishing a distribution strategy for these products. We may also have difficulties in predicting the competitive environment that will develop.

Our Intellectual Property Might Not Be Protectible, And, If We Fail To Protect And Preserve Our Intellectual Property, We May Lose An Important Competitive Advantage

     We rely on a combination of copyright, trademark, patent, and trade-secret laws, employee and third-party nondisclosure agreements, and other arrangements to protect our proprietary rights. Despite these precautions, it may be possible for unauthorized third parties to copy our products or obtain and use information that we regard as proprietary to create products that compete against ours. In addition, some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our licensed programs may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States. To the extent that we increase our international activities, our exposure to unauthorized copying and use of our products and proprietary information will increase. The scope of United States patent protection in the software industry is not well defined and will evolve as the United States Patent and Trademark Office grants additional patents. Because some patent applications in the United States are not publicly disclosed until the patent is issued or 18 months after the filing date, applications may exist that would relate to Nestor and NTS products and that are not publicly accessible. Moreover, a patent search has not been performed in an attempt to identify patents applicable to the business of Nestor and/or NTS and, even if such a search were conducted, all patents applicable to the business might not be located. On November 6, 2003, the Company filed a complaint in the United States District Court for Rhode Island against Redflex Traffic Systems Inc., alleging that Redflex's automated red light enforcement systems infringe the Company's patent. On November 25, 2003, the Company filed a complaint in the United States District Court for the District of Central California against Transol USA, Inc., alleging that Transol's automated red light enforcement systems infringe the Company's patent. We were denied a preliminary injunction in the Transol litigation, in part because we had not shown a likelihood of success on our claim that Transol's product infringes our patent. We cannot give assurance that we will be successful in either action.

We Are At Risk Of Claims That Our Products Or Services Infringe The Proprietary Rights Of Others

     Given our ongoing efforts to develop and market new technologies and products, we may from time to time be served with claims from third parties asserting that our products or technologies infringe their intellectual property rights. If, as a result of any claims, we were precluded from using technologies or intellectual property rights, licenses to the disputed third-party technology or intellectual property rights might not be available on reasonable commercial terms, or at all. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense and divert the efforts of our technical and management personnel from productive tasks, whether or not litigation is resolved in our favor. An adverse ruling in any litigation might require us to pay substantial damages, to discontinue our use and sale of infringing products and to expend significant resources in order to develop non-infringing technology or obtain licenses to infringing technology. A court might also invalidate our patents, trademarks or other proprietary rights. A successful claim against us, coupled with our failure to develop or license a substitute technology, could cause our business, financial condition and results of operations to be adversely affected. As the number of software products increases and the functionality of these products further overlaps, we believe that our risk of infringement claims will increase.

If We Are Unable To Safeguard The Integrity, Security And Privacy Of Our Data Or Our Clients' Data, Our Revenue May Decline, Our Business Could Be Disrupted And We May Be Sued

     We need to preserve and protect our data and our clients' data against loss, corruption and misappropriation caused by system failures and unauthorized access. We could be subject to liability claims by individuals whose data resides in our databases for misuse of personal information, including unauthorized marketing purposes. These claims could result in costly litigation. Periodically, we have experienced minor systems errors and interruptions, including Internet disruptions, which we believe may occur periodically in the future. A party who is able to circumvent our security measures could misappropriate or destroy proprietary information or cause interruptions in our operations. We may be required to make significant expenditures to protect against systems failures or security breaches or to alleviate problems caused by any failures or breaches. Any failure that causes the loss or corruption of, or unauthorized access to, this data could reduce client satisfaction, expose us to liability and, if significant, could cause our revenue to decline.

Nestor's Growth Strategy Involves Numerous Risks And Challenges

     Nestor has expanded and may seek to continue to expand its operations through the acquisition of additional businesses that complement its core skills and have the potential to increase its overall value. Nestor's future growth may depend, in part, upon the continued success of its acquisition strategy. Nestor may not be able to successfully identify and acquire, on favorable terms, compatible businesses. Acquisitions involve many risks, which could have a material adverse effect on Nestor's business, financial condition and results of operations, including:

     o acquired businesses may not achieve anticipated revenues, earnings or cash flow;

     o integration of acquired businesses and technologies may not be successful and Nestor may not realize anticipated economic, operational and other benefits in a timely manner, particularly if Nestor acquires a business in a market in which Nestor has limited or no current expertise or with a corporate culture different from Nestor's;

     o potential dilutive effect on Nestor's stockholders from continued issuance of Common Stock as consideration for acquisitions;

     o adverse effect on net income of impairment charges related to goodwill and other intangible assets and other acquisition-related charges, costs and expenses on net income;

     o competing with other companies, many of which have greater financial and other resources to acquire attractive companies, making it more difficult to acquire suitable companies on acceptable terms; and

     o disruption of Nestor's existing business, distraction of management and other resources and difficulty in maintaining Nestor's current business standards, controls and procedures.

We Face Substantial Competition, Which May Result In Others Developing Products And Services More Successfully Than We Do

     Many applications software vendors offer products that are directly competitive with CrossingGuard(R) and our other products. Many of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we do and may be able bring new technologies to market before we are able to do so. Current and potential competitors may establish cooperative relationships with one another or with third parties to compete more effectively against us. It is also possible that new competitors may emerge and acquire market share.

Our Financial Results Will Depend Significantly On Our Ability To Continually Develop Products And Technologies

     The markets for which our products and technologies are designed are intensely competitive and are characterized by short product lifecycles, rapidly changing technology and evolving industry standards. As a result, our financial performance will depend to a significant extent on our ability to successfully develop and enhance our products. Because of the rapidly changing technologies in the businesses in which we operate, we believe that significant expenditures for research and development and engineering will continue to be required in the future. To succeed in these businesses, we must anticipate the features and functionality that customers will demand. We must then incorporate those features and functionality into products that meet the design requirements of our customers. The success of our product introductions will depend on several factors, including:

     o    proper product definition;

     o    timely completion and introduction of enhanced product designs;

     o    the  ability  of   subcontractors   and  component   manufacturers  to
          effectively design and implement the manufacture of new or enhanced products and technologies;

     o    the quality of our products and technologies;

     o    product  and  technology   performance  as  compared  to  competitors'
          products and technologies;

     o    market acceptance of the company's products; and

     o    competitive pricing of products, services and technologies.

     We must successfully identify product and service opportunities and develop and bring our products and technologies to market in a timely manner. We have in the past experienced delays in completing the development or the introduction of new products. Our failure to successfully develop and introduce new or enhanced products and technologies or to achieve market acceptance for such products and technologies may materially harm our business and financial performance.

We May Not Be Able To Obtain Adequate Additional Capital On Acceptable Terms, Or At All

     We may need to raise capital through debt and/or equity financing for our operations. If adequate funds are not available on acceptable terms, our ability to continue as a going concern will be adversely affected. We may need to raise capital to:

     o    maintain current operations;

     o    fulfill current and future contracts;

     o support our expansion into other states, cities, and municipalities, as well as internationally;

     o    respond to competitive pressures; and

     o    acquire   complementary   businesses  or  technologies,   should  such
          opportunities arise.

     Necessary funding may not be available on terms acceptable to us, or at all. If adequate funds were not available on acceptable terms, our ability to develop or enhance our products and services to take advantage of future opportunities or respond to competitive pressures would be significantly limited. This limitation could harm our business, operating results and financial condition.

The Failure Of Our Suppliers To Deliver Components, Equipment And Materials In Sufficient Quantities And In A Timely Manner Could Adversely Affect Our Business

     Our business employs a wide variety of components, equipment and materials from a limited number of suppliers. To date, we have found that the components, equipment and materials necessary for the development, testing, production and delivery of our products and services have sometimes not been available in the quantities or at the times we have required. Although we make every effort to assure alternative sources are available if the need arises, our failure to procure components, equipment and materials in particular quantities or at a particular time may result in delays in meeting our customer's needs, which could have a negative effect on our revenues and results of operations.

Our Financial Condition May Be Adversely Affected If We Are Unable To Secure And Maintain Future Contracts With Government Agencies

     Contracts with government agencies account for substantially all of NTS's net revenues. Many of these contracts are subject to annual review and renewal by the agencies, and may be terminated at any time on short notice. Each government contract, option and extension is only valid if the agency appropriates enough funds for expenditure on such contracts, options or extensions. Accordingly, we might fail to derive any revenue from sales of software to government agencies in any given future period. If government agencies fail to renew or terminate any of these contracts, it would adversely affect our business and results of operations.

We Are Subject To Potential Product Liability Claims That Could Result In Costly And Time-Consuming Litigation

     Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly, and potential liabilities could exceed our available insurance coverage.

The Failure Of Governments To Authorize The Ticketing Of Motorists By Mail May Hinder Our Growth And Harm Our Business

     To date, fourteen states authorize law enforcement agencies to send summonses to traffic violators through the mail. It is uncertain at this time which additional states, if any, will authorize the use of the mail to prosecute traffic violators or if there will be other changes in the states that currently allow the practice. We could be subject to differing and inconsistent laws and regulations with respect to the services we offer. If that were to happen, we may find it necessary to eliminate, modify or cancel components of our services that could result in additional development costs and the possible loss of revenue. We cannot predict whether future legislative changes or other changes in the fourteen states or other states, in the administration of traffic enforcement programs, will have an adverse effect on our business.

RISKS RELATED TO NESTOR'S COMMON STOCK

Our Common Stock Price Is Volatile And May Decline In The Future

     The market price of our common stock has fluctuated significantly and may be affected by our operating results, changes in our business, changes in the industries in which we conduct business, and general market and economic conditions which are beyond our control. In addition, the stock markets in general have recently experienced extreme price and volume fluctuations. These fluctuations have affected stock prices of many companies without regard to their specific operating performance. These market fluctuations may make it difficult for shareholders to sell their shares at a price equal to or above the price at which the shares were purchased. In addition, if our results of operations are below the expectations of market analysts and investors, the market price of our common stock could be adversely affected.

Our Board Of Directors Can, Without Stockholder Approval, Cause Preferred Stock To Be Issued On Terms That Adversely Affect Common Stockholders

     Under our certificate of incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, of which 190,000 shares are issued and outstanding, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock would be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue additional shares of preferred stock.

Our Directors, Officers And Principal Shareholders Exercise Significant Control Over The Business And Affairs Of Nestor, Including the Approval of Change in Control Transactions

     Our directors, officers, and principal stockholders who own more than 5% of the outstanding common stock, and entities affiliated with them, beneficially own approximately 54.3% of our common stock. These stockholders, acting together, will be able to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or business combination even if the transaction might be beneficial to our stockholders.

     In addition, Section 203 of the Delaware General Corporation Law restricts business combinations with any "interested stockholder" as defined by the statute. The statute may have the effect of delaying, deferring or preventing a change in control of our company.

The Price Of Our Common Stock May Decline Because A Substantial Amount Of Our Common Stock Is Available For Trading In The Public

     Availability of shares of our common stock could depress the price of our common stock. A substantial amount of common stock is available for trading in the public market. The stock in the market may cause the price of our common stock to decline. In addition, if our stockholders sell substantial numbers of stock of our common stock in the public markets, the market price of our common stock could fall. These sales might also make it more difficult for us to sell equity or equity related securities at a time and price that we would deem appropriate.

     There were approximately 18,009,526 shares of our common stock outstanding as of January 29, 2004, of which 5,426,060 were freely tradeable without restrictions or further registration under the Securities Act of 1933. The number of shares of common stock outstanding will increase if we exercise our right, or Laurus exercises its right, to convert any portion of the new note held by Laurus to shares of our common stock .

Our Common Stock Trades On The OTC Bulletin Board And May Be Subject To The SEC's "Penny Stock" Rules

     Our stockholders may find it difficult to buy, sell and obtain pricing information about, as well as news coverage of, our common stock because it is traded on the OTC Bulletin Board. Being traded on the OTC Bulletin Board, rather than on a national securities exchange, may lessen investors' interest in our securities generally and materially adversely affect the trading market and prices for those securities and its ability to issue additional securities or to secure additional financing. The price of our common stock could make it more difficult for shareholders to sell their shares. Our common stock will be subject to Rule 15g-9 under the Securities Exchange Act of 1934 as long as its price is less than $5.00 per share. The last reported sale price on January 29, 2004 was $3.20.

     A low stock price could also cause our common stock to become subject to the SEC's "penny stock" rules and the Securities Enforcement and Penny Stock Reform Act of 1990. The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. For example, the broker must make a special suitability determination for the buyer and the buyer must be given written consent before the sale. The rules also require that the broker-dealer:

     o send buyers an SEC-prepared disclosure schedule before completing the sale, disclose the broker's commissions and current quotations for the security;

     o disclose whether the broker-dealer is the sole market maker for the penny stock and, if so, the broker's control over the market; and

     o send monthly statements disclosing recent price information held in the customer's account and information on the limited market in penny stocks.

     These additional burdens may discourage broker-dealers from effecting transactions in Nestor's common stock. Thus, if our common stock were to fall within the definition of a penny stock, our liquidity could be reduced, and there could be an adverse effect on the trading market in its common stock.

We Have Not Paid, And Do Not Intend To Pay, Dividends And Therefore, Unless Our Common Stock Appreciates In Value, Our Investors May Not Benefit From Holding Our Common Stock

     We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the basis that these investors have in their shares.


               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

     The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

                               SELLING STOCKHOLDERS

     The shares of common stock covered by this prospectus are 2,843,000 shares of our common stock that we issued to the selling stockholders in a private placement.

     We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the conversion of the convertible note or upon the exercise of the warrant are deemed outstanding for computing the percentage ownership of the person holding the convertible note and the warrant but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the person named in the table has sole voting and investment power with respect to its shares of common. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.



                                        Shares of Common Stock     Number of Shares   Shares of Common Stock to be
                                     Beneficially Owned Prior to   of Common Stock      Beneficially Owned After
 Name of Selling Stockholder(1)               Offering              Being Offered             Offering (2)
-------------------------------      ---------------------------   ----------------   ----------------------------
                                        Number       Percentage                         Number        Percentage
-------------------------------      ------------   ------------   ----------------   -------------  -------------
Tom Juda & Nancy Juda Living            100,000              *           100,000                0         0
Trust (3)

Antonio R. Sanchez, Jr.                 335,000          1.86%           333,000            2,000         *

Sanders Opportunity Fund                301,157          1.67%            75,287          225,870       1.25%
(Institutional), L.P. (4)

Sanders Opportunity Fund, L.P.           98,843              *            24,713           74,130         *
(4)

Connecticut Capital Assoc. LP (5)       300,000          1.67%           300,000                0         0

Bayou Superfund, LLC (6)                141,360              *           141,360                0         0

Bayou Accredited Fund, LLC (6)           27,400              *            27,400                0         0

Bayou Affiliates Fund, LLC (6)              880              *               880                0         0

Bayou No Leverage Fund, LLC (6)          30,360              *            30,360                0         0

Gregg Baccheiri & Stacey H.              50,000              *            50,000                0         0
Baccheiri TTEE Greg Baccheiri
Living Trust U/A 3/9/98

NFS/FMTC IRA FBO: Bernice                25,000              *            25,000                0         0
Broccoli

Sheila A. Brown                          20,000              *            20,000                0         0

NFS/FMTC IRA, FBO: Florence               5,000              *             5,000                0         0
Butler

Robert Calise, J. E. Cardello             3,000              *             3,000                0         0
TTEE Cornerstone Fincl. Grp.
Ret. Pl. FBO Robert Calise

                                                            -15-

NFS/FMTC Sep IRA FBO: Joseph              5,000              *             5,000                0         0
Cardello

James L. Carr Jr.                        10,000              *            10,000                0         0

Karen F. Chludenski and Mark E.          10,000              *            10,000                0         0
Dickinson

Bryan D. Coppola                          5,000              *             5,000                0         0

NFS/FMTC Sep IRA FBO: Constance           7,000              *             7,000                0         0
Cousins

William J. Cunningham                     3,000              *             3,000                0         0

James H. Curtin and Blanche D.            6,000              *             6,000                0         0
Curtin

Cheryl L. Cuzzone                        25,000              *            25,000                0         0

NFS/FMTC IRA FBO: Henry D.               20,000              *            20,000                0         0
De Wolfe Jr.

Stanley Dickervitz and Frances            5,000              *             5,000                0         0
Dickervitz

Penelope Fraser & Neil Roche             15,000              *            15,000                0         0
TTEE Penelope Fraser Trust u/a
1-27-94

Steven D. Gouveia                         5,000              *             5,000                0         0

Shelly Havemeyer                         20,000              *            20,000                0         0

Walter W. Hebert Jr.                      5,000              *             5,000                0         0

NFS/FMTC Roth IRA FBO: Charlene           6,000              *             6,000                0         0
Hochman

NFS/FMTC Roth IRA FBO: Michael            4,000              *             4,000                0         0
B. Hochman

R. David Hutchinson and Carol A.          9,000              *             9,000                0         0
Hutchinson

Gregory J. Iannuccillo and Gail          11,000              *            11,000                0         0
M. Iannuccillo

NFS/FMTC Sep IRA FBO: Dino               11,000              *            11,000                0         0
Jacavone

Wilson G. Saville P/ADM Barrett           4,000              *             4,000                0         0
and Company 401k FBO: Peter A.
Jacavone, Jr.

Albert E. Latour and Joanne               6,000              *             6,000                0         0
Latour

Arthur J. Leonard & Shelia               10,000              *            10,000                0         0
Leonard & Daniel Leonard, TTEE
Arthur & Sheila Leonard
Education Irrev Trust

Ronald M. Loughlin                       50,000              *            50,000                0         0

A. Michael Marino                         5,000              *             5,000                0         0

June W. Materna                          15,000              *            15,000                0         0

Elizabeth C. Mathewson                    5,000              *             5,000                0         0

NFS/FMTC Rollover IRA FBO:               10,000              *            10,000                0         0
Michael I. Miller

                                                           -16-

W. Lincoln Mossop III                    10,000              *            10,000                0         0

W. Lincoln Mossop Jr.                    40,000              *            40,000                0         0

W. L. Mossop & N C Wennerstrom          100,000              *           100,000                0         0
TTEES, W. L. Mossop Jr, N C
Wennerstrom TR U/A 5/9/74

Alan M. Muoio                             4,000              *             4,000                0         0

Ellis J. Newton TOD David J.              6,000              *             6,000                0         0
Newton

Ellen S. Olean                           25,000              *            25,000                0         0

Edward J. Overton and Sandra A.          12,000              *            12,000                0         0
Overton

David L. Parker and Louise E.            20,000              *            20,000                0         0
Parker

Richard Robert Pezzuco, TTEE The         10,000              *            10,000                0         0
Richard Robert Pezzuco Tr u/a
4-26-01

Ronald R. Pezzuco TTTEE, The             10,000              *            10,000                0         0

Ronald R. Pezzuco Tr u/a 5-8-01

Mary G. Porcaro and Edward K.            15,000              *            15,000                0         0
Porcaro

Lalitha Rayan                            20,000              *            20,000                0         0

Kenneth W. Read II                       15,000              *            15,000                0         0

Alfred A. Russo Jr. and Jennifer          4,000              *             4,000                0         0
Russo

Wilson G. Saville and Ellen M.           50,000              *            50,000                0         0
Saville

NFS/FMTC IRA, FBO: Wilson G.             10,000              *            10,000                0         0
Saville, II

Snizek Capital Limited                   25,000              *            25,000                0         0
Partnership (7)

Richard Snizek, TTEE Richard              9,000              *             9,000                0         0
Snizek Rev. Trust u/a 9-29-02

Walter L. Snizek Family Trust            15,000              *            15,000                0         0
u/a 6-7-96 (8)

Von Banks                                10,000              *            10,000                0         0

Brooke Van Gerbig                        25,000              *            25,000                0         0

Lucille D. White TTEE, The               25,000              *            25,000                0         0
Lucille D White Rev Tr  u/a
12/23/00

Michelle B. White                        35,000              *            35,000                0         0

Frank Paolino, TTEE, F Paolino           15,000              *            15,000                0         0
Homes Inc. Profit Sharing  Plan
dtd 6-19-91

Harvey Bibicoff & Jaqueline              15,000              *            15,000                0         0
Bibicoff

E H Arnold                               30,000              *            30,000                0         0

                                                           -17-


David A. Random                          10,000              *            10,000                0         0

Kenneth W. Cleveland                     10,000              *            10,000                0         0

John W. Crow                             10,000              *            10,000                0         0

Dennis Fortin                            30,000              *            30,000                0         0

Shadow Capital LLC (9)                   20,000              *            20,000                0         0

Glenn R. Hubbard                         10,000              *            10,000                0         0

John R. Bertsch                          20,000              *            20,000                0         0

Michael N. Taglich                       15,000              *            15,000                0         0

David Frank Rios and Margaret Jo         10,000              *            10,000                0         0
Rios

Robert F. Taglich                        15,000              *            15,000                0         0

Robert W. Allen and Susan M.             30,000              *            30,000                0         0
Allen

Special Trust for Nina B. Sando          10,000              *            10,000                0         0
U/A DTD 3/20/87 Nina Bertsch
Sando and John W. McNeil, TTEES

Jeremy David Bond                         5,000              *             5,000                0         0

Starr F. Schlobohm                       10,000              *            10,000                0         0

Norper Investments (10)                  10,000              *            10,000                0         0

Gary Arnold and Patricia Arnold          35,000              *            35,000                0         0

Scott Holding Inc.                       10,000              *            10,000                0         0

Alan Budd Zuckerman                      20,000              *            20,000                0         0

The 1999 Clifford Family Trust,          20,000              *            20,000                0         0
Robert C. Clifford & Rachel L.
Clifford Co-Ttees, UAD 12/22/99

Robert Alpert                            25,000              *            25,000                0         0

W. Roger Clemens                         25,000              *            25,000                0         0

Morton A. Cohn                           50,000              *            50,000                0         0

B. L. Corley, Jr.                        15,000              *            15,000                0         0

Bruce A. Davidson and Laura A.           20,000              *            20,000                0         0
Davidson

Tanya J. Drury                           25,000              *            25,000                0         0

John H. Gray                             15,000              *            15,000                0         0

Steve Harter                             20,000              *            20,000                0         0

IRA FBO Anthony Jacobs Pershing          30,000              *            30,000                0         0
LLC as Custodian Rollover Account

John W. Johnson                          15,000              *            15,000                0         0

Steve Scott                              20,000              *            20,000                0         0

Vincent Lee Marable III                  15,000              *            15,000                0         0

IRA FBO Thomas W. McBride                15,000              *            15,000                0         0
Pershing LLC as Custodian
Rollover Account


                                                           -18-


Michael Mitchell                         15,000              *            15,000                0         0

Kendall C. Montgomery                    20,000              *            20,000                0         0

John I. Mundy                            10,000              *            10,000                0         0

John M. O'Quinn                          30,000              *            30,000                0         0

IRA FBO Stephen S.                       10,000              *            10,000                0         0
Oswald/Pershing LLC as Custodian
Rollover Account

Leonard Rauch                            20,000              *            20,000                0         0

Rosen Family Trust (11)                  30,000              *            30,000                0         0

Nolan Ryan                               30,000              *            30,000                0         0

Don A. Sanders                           60,000              *            60,000                0         0

Grant E. Sims and Patricia Sims          15,000              *            15,000                0         0

David Towery                             15,000              *            15,000                0         0

Don Weir and Julie Ellen Weir            20,000              *            20,000                0         0

* - Less than one percent


(1) The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.
(2) We cannot estimate the number of shares that will be held by the selling stockholder after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.
(3) Of which Tom Juda is the trustee, and as such, has voting and investment control over securities owned by the selling stockholder.

(4) Of which Don A. Sanders is the general partner, and as such, has voting and investment control over securities owned by the selling stockholder.
(5) Of which J. Howard Coale is the general partner, and as such, has voting and investment control over securities owned by the selling stockholder.
(6) Of which Bayou Management L.L.C. is the manager. Sam Israel III is the manager of Bayou Management L.L.C., and as such, has voting and investment control over securities owned by the selling stockholder.
(7) Of which Richard Snizek is the general partner, and as such, has voting and investment control over securities owned by the selling stockholder.
(8) Of which Richard Snizek is the trustee, and as such, has voting and investment control over securities owned by the selling stockholder.
(9) Of which B. Kent Garlinghouse is the manager, and as such, has voting and investment control over securities owned by the selling stockholder.
(10) Of which Norman Perry is the control person, and as such, has voting and investment control over securities owned by the selling stockholder.
(11) Of which Albert Rosen is the trustee, and as such, has voting and investment control over securities owned by the selling stockholder.


     None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, other than the private placement in which the offered shares were acquired.

                          DESCRIPTION OF CAPITAL STOCK

General

     As of January 29, 2004, Nestor, Inc. had 30,000,000 shares of authorized capital stock. Those shares consisted of:

     o 20,000,000 shares of common stock, of which 18,009,526 shares were issued and outstanding; and

     o 10,000,000 shares of preferred stock, of which 3,000,000 shares were designated Series B Convertible Preferred Stock, of which 190,000 were issued and outstanding.

Description of Nestor Common Stock

     Dividends. The owners of Nestor common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. Nestor has no present intention of declaring and paying cash dividends on the common stock at any time in the foreseeable future.

     Voting Rights. Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights.

     Liquidation Rights. If Nestor liquidates, dissolves or winds-up its business, whether voluntarily or not, Nestor's common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

     Preemptive Rights. The common stock has no preemptive or similar rights.

     Listing. Nestor's common stock is traded on the Nasdaq OTC Bulletin Board under the symbol "NESO."

Description of Series B Convertible Preferred Stock

     Conversion. Each share of Series B Convertible Stock is convertible, at the option of the holder, into one-tenth of a fully paid and non-assessable share of Nestor common stock.

     Rank. The Series B Convertible Preferred Stock ranks, as to dividend rights, on a parity with the Nestor common stock, on an as-converted basis. Each share of Series B Convertible Preferred Stock ranks, as to rights on liquidation, winding-up or dissolution, senior to Nestor common stock.

     Liquidation Preference. Each share of Series B Convertible Preferred Stock has the right to receive upon a liquidation, winding-up or dissolution of Nestor, whether voluntary or involuntary, $1.00 per share before any distribution is made to the holders of Nestor common stock or on any other class of stock ranking junior to the Series B Convertible Preferred Stock.

     Dividends. Holders of Series B Convertible Preferred Stock shall be entitled to receive, when and as declared by the board of directors, dividends(or other distributions) equal to the amount of dividends (or other distributions) declared and paid on the number of shares of Nestor Common Stock into which such Series B Convertible Preferred Stock may be converted.

     Voting Rights. Holders of Series B Convertible Preferred Stock have the same voting rights as the holders of Nestor Common Stock on an as-converted basis.

Delaware Law And Certain Charter And By-Law Provisions

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) an affiliate or associate of Nestor who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

     Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law.

Further, our certificate of incorporation and By-laws contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

                              PLAN OF DISTRIBUTION

     This prospectus covers 2,843,000 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholders.

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

     o    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its own account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    an over-the-counter distribution;

     o    in privately negotiated transactions; and

     o    in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

     o such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

     o such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144 of the Securities Act.

                                  LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon by Partridge Snow & Hahn LLP, Providence, Rhode Island. Benjamin M. Alexander, of counsel to Partridge Snow & Hahn, LLP, serves as Secretary of each of Nestor and its subsidiaries.

                                     EXPERTS

     Carlin, Charron & Rosen LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002, and for the year then ended, as set forth in their report which contains an explanatory paragraph describing conditions that raise substantial doubt about the our ability to continue as a going concern as described in Note 1 to the consolidated financial statements. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001, and for each of the two years in the period then ended, as set forth in their report which contains an explanatory paragraph describing conditions that raise substantial doubt about Nestor's ability to continue as a going concern as described in Note 1 to the consolidated financial statements. We've included our December 31, 2002 and December 31, 2001 financial statements in this prospectus and elsewhere in the registration statement in reliance on their reports given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed by Nestor with the SEC are incorporated herein by reference:

     o Our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003.

     o    Our  Current  Report on Form 8-K,  as filed with the SEC on January 6,
          2003.

     o    Our  Current  Report on Form 8-K, as filed with the SEC on January 17,
          2003.

     o    Our  Current  Report on Form 8-K,  as filed  with the SEC on April 21,
          2003.

     o    Our  Current  Report on Form 8-K,  as filed  with the SEC on August 6,
          2003.

     o    Our  Current  Report on Form 8-K, as filed with the SEC on October 17,
          2003.

     o    Our  Current  Report on Form 8-K, as filed with the SEC on October 28,
          2003.


     o    Our  Current  Report on Form 8-K, as filed with the SEC on January 15,
          2004.

     o    Our  Current  Report on Form 8-K, as filed with the SEC on January 28,
          2004.

     o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the SEC on May 13, 2003.

     o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as filed with the SEC on August 13, 2003.

     o Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the SEC on November 14, 2003.

     Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by email (investor@nestor.com) or telephone or by writing to:


                                  Nestor, Inc.
                         400 Massasoit Avenue, Suite 200
                    East Providence, Rhode Island 02914-2020
                           Attention: Nigel P. Hebborn
                                 (401) 434-5522

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Nestor (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

     Filing Fee - Securities and Exchange Commission.............  $   1,161.68
     Legal fees and expenses.....................................  $     30,000
     Accounting fees and expenses................................  $      5,000
     Miscellaneous expenses......................................  $      5,000
                                                                    -----------
              Total Expenses.....................................  $  41,161.68
                                                                    ===========



Item 15.  Indemnification of Directors and Officers.


     Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Nestor has included such a provision in its Amended and Restated Certificate of Incorporation.

     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Article SIXTH of Nestor, Inc.'s Amended and Restated Certificate of Incorporation provides that Nestor shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, each person who is or was a director or officer of Nestor and the heirs, executors and administrators of such a person. Any expenses (including attorneys' fees) incurred by each person who is or was a director or officer of Nestor, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by Nestor; provided, however, that if the General Corporation Law of Delaware requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Nestor of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses under Article SIXTH or otherwise.

     Article SEVENTH of Nestor, Inc.'s Amended and Restated Certificate of Incorporation provides that the personal liability of the directors of Nestor is eliminated to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware, as the same may be amended and supplemented.

     Article VII of Nestor, Inc.'s Amended By-Laws provide that Nestor shall (a) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Nestor to procure a judgment in its favor by reason of the fact that he is or was a director or officer of Nestor or is or was serving at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, and (b) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Nestor), by reason of the fact that he is or was a director or officer of Nestor, or served at the request of Nestor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding, in each case to the fullest extent permissible under subsections (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware or the indemnification provisions of any successor statute. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such person may be entitled, under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Nestor has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.  Exhibits

     The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-2.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Providence, State of Rhode Island, on January 30, 2004.

                                    NESTOR, INC.

                                    By:     /s/ William B. Danzell
                                         ---------------------------------------
                                         William B. Danzell,
                                         President and Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of Nestor, Inc., hereby severally constitute and appoint William B. Danzell and Nigel P. Hebborn and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Nestor, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           Signature                                        Title                                    Date
           ---------                                        -----                                    ----

/s/ William B. Danzell
-----------------------------             President, Chief Executive Officer and Director      January 30, 2004
William B. Danzell                        (Principal Executive Officer)


/s/ Nigel P. Hebborn
-----------------------------             Treasurer and Chief Financial Officer                January 30, 2004
Nigel P. Hebborn                          (Principal Financial and Accounting Officer)


/s/ Robert M. Krasne
-----------------------------             Chairman of the Board of Directors                   January 30, 2004
Robert M. Krasne


/s/ George L. Ball
-----------------------------             Director                                             January 30, 2004
George L. Ball


/s/ Albert H. Cox, Jr.
-----------------------------             Director                                             January 30, 2004
Albert H. Cox, Jr.


/s/ Terry E. Fields
-----------------------------             Director                                             January 30, 2004
Terry E. Fields

                                      II-4


/s/ David N. Jordan
-----------------------------             Director                                             January 30, 2004
David N. Jordan


/s/ Susan A. Keller
-----------------------------             Director                                             January 30, 2004
 Susan A. Keller



                                      II-5



                                  EXHIBIT INDEX



EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------

4.1 Specimen Certificate for shares of Common Stock, $.01 par value, of the Registrant filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

5.1       Opinion of Partridge Snow & Hahn LLP.

10.1 Securities Purchase Agreement dated August 1, 1994, between the Company and Wand/Nestor Investments L.P. ("Wand") filed as Item 5 of the Company's report on Form 8-K dated August 8, 1994, is hereby incorporated herein by reference.

10.2      Standby  Financing and Purchase  Agreement  dated as of March 16, 1995 between the Company and Wand, filed as an Exhibit to the Company's Current Report on Form 8-K, dated March 16, 1995, is hereby incorporated by reference.

10.3 First Amended and Restated Standby Financing and Purchase Agreement dated June 30, 1995 between the Company and Wand, filed as an Exhibit to the Company's Current Report on Form 8-K, dated July 7, 1995, is hereby incorporated by reference.

10.4 Securities Purchase and Exchange Agreement between the Company and Wand/Nestor Investments L.P., filed as an Exhibit to the Company's Current Report on Form 8-K dated January 30, 1996, is hereby incorporated by reference.

10.5 Securities Purchase Agreement between the Company and Wand/Nestor Investments L.P., filed as an Exhibit to the Company's Current Report on Form 8-K dated March 7, 1996, is hereby incorporated by reference.

10.6 Asset Purchase Agreement and License Agreement between the Company and National Computer Systems, Inc., filed as an Exhibit to the Company's Current Report on Form 8-K dated June 11, 1996, is hereby incorporated by reference.

10.7 PRISM Non-Exclusive License Agreement between the Company and Applied Communications, Inc., filed as an Exhibit to the Company's Current Report on Form 8-K dated September 19, 1996, is hereby incorporated by reference. Portions of the Exhibit omitted, pursuant to a grant of confidential treatment.

10.8 License Agreement dated as of March 28, 1997, between Nestor, Inc. and Total System Services, Inc. filed as an Exhibit to the Company's Current report on Form 8-K dated April 8, 1997, is hereby incorporated by reference. Portions of the Exhibit omitted, pursuant to a grant of confidential treatment.

10.9 Amendment to the PRISM Non-Exclusive License Agreement dated as of April 18, 1997, between Nestor, Inc. and Applied Communications, Inc. filed as an Exhibit to the Company's Current Report on Form 8-K dated April 30, 1997 is hereby incorporated by reference. Portions of the Exhibit omitted pursuant to a grant of confidential treatment.

10.10 Exclusive License Agreement between Nestor, Inc. and Nestor Traffic Systems, Inc. dated January 1, 1999 filed as an Exhibit to the Company's Current Report on Form 8-K dated March 25, 1999.

10.11 Secured Note Agreement by and among Nestor, Inc., Nestor Traffic Systems, Inc. and NTS Investors LLC dated January 9, 2001 and filed as an Exhibit to the Company's Current Report on Form 8-K on January 18, 2001 is hereby incorporated by reference.

10.12 License Agreement between Nestor, Inc. and ACI Worldwide, Inc. dated February 1, 2001 filed as an Exhibit to the Company's Current Report on Form 8-K on February 9, 2001 is hereby incorporated by reference.

10.13 License Agreement dated May 18, 2001 between the Company and Retail Decisions, Inc. filed as an exhibit to the Company's current report on Form 8K dated May 18, 2001 which is hereby incorporated by reference.

10.14 Security Purchase Agreement dated July 31, 2003 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.15 Convertible Note dated July 31, 2003 made by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.16 Registration Rights Agreement dated July 31, 2003 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.17 Common Stock Purchase Warrant dated July 31, 2003 issued by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.18 Stock Pledge Agreement dated July 31, 2003 between Nestor Traffic Systems, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.19 Pledge and Security Agreement dated July 31, 2003 between CrossingGuard, Inc. and Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.20 Guaranty dated July 31, 2003 by CrossingGuard, Inc. to Laurus Master Fund, Ltd. filed as an exhibit to the Company's current report on Form 8-K dated July 31, 2003 which is hereby incorporated by reference.

10.21 Nestor, Inc. Incentive Stock Option Plan, as amended, filed as an Exhibit to the Company's Registration Statement on Form S-8, filed May 5, 1987, is hereby incorporated herein by reference

10.22 Nestor, Inc. 1997 Incentive Stock Option Plan, as amended, filed as an Exhibit to the Company's Registration Statement on Form S-8, filed May 16, 1997, is hereby incorporated by reference.

10.23 Securities Purchase Agreement dated April 28, 1998 with Transaction Systems Architects, Inc. to purchase 2,500,000 common shares of the Company and a warrant for an additional 2,500,000 common shares filed as an Exhibit to Nestor's Current Report on Form 8-K dated May 7, 1998 is hereby incorporated by reference.

10.24 Nestor Traffic Systems, Inc., Form of Subscription Agreement dated March 25, 1999, to sell a 37.5% equity position in its common stock and issue a warrant for an additional 17.5% common stock interest filed as an Exhibit to Nestor's Current Report on Form 8-K dated April 23, 1999 is hereby incorporated by reference.

10.25 Security Purchase Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

10.26 Convertible Note dated January 14, 2004 made by Nestor, Inc. to Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

10.27 Registration Rights Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to Nestor's Current Report on Form 8-K dated December 31, 2003 is hereby incorporated by reference.

10.28 Redemption and Conversion Agreement dated January 14, 2004 between Nestor, Inc. and Laurus Master Fund, Ltd. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

10.29 Placement Agent Agreement dated December 24, 2003 among Nestor, Inc., Sanders Morris Harris, Inc., and Barrett & Company, Inc. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

10.30 Registration Rights Agreement dated December 31, 2003 among Nestor, Inc., Sanders Morris Harris, Inc., and Barrett & Company, Inc. filed as an Exhibit to the Company's Registration Statement on Form S-2, as amended (File No. 333-108432), is hereby incorporated by reference.

13.1      Annual  Report on Form 10-K for the  fiscal  year ended  December  31,
          2002*

13.2      Quarterly  Report on Form 10-Q for the fiscal  quarter ended March 31,
          2003**

13.3      Quarterly  Report on Form 10-Q for the fiscal  quarter  ended June 30,
          2003***

13.4 Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003****

23.1      Consent of Carlin,  Charron & Rosen LLP

23.2      Consent of Ernst & Young LLP

23.3      Consent of Partridge Snow & Hahn LLP, included in Exhibit 5.1.

24.1      Power of Attorney (See page II-4 of this Registration Statement).





*       - Previously filed with the SEC on March 31, 2003.


**      - Previously filed with the SEC on May 13, 2003.


***     - Previously filed with the SEC on August 13, 2003.


****    - Previously filed with the SEC on November 14, 2003.


*****   - Previously filed.